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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1

                             (AMENDMENT NO. 2)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                               SCHEDULE 13D

                             (AMENDMENT NO. 2)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

                                ---------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                                ---------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             December 15, 1999
            (Date of Event Which Requires Filing of This Statement)
--------------------------------------------------------------------------------

  This Amendment No. 2 to Schedule 14D-1 supplements and amends the Tender Offer Statement on Schedule 14D-1, filed on December 3, 1999 (the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 2 to Schedule 14D-1 also constitutes Amendment No. 2 to the statement on Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

  Item 3 is hereby amended and supplemented by adding thereto the following:

  (b) On December 10, 1999, the Company filed preliminary consent revocation materials on Schedule 14A with the SEC.

  On December 15, 1999, Chesapeake issued the following press release which contained the full text of a letter which was sent on such date by Mr. Johnson to each member of the Company Board:

FOR IMMEDIATE RELEASE

              CHESAPEAKE SENDS LETTER TO SHOREWOOD DIRECTORS

                  Reiterates Commitment to Tender Offer

(Richmond, VA--December 15, 1999) Chesapeake Corporation (NYSE: CSK), today announced that Thomas H. Johnson, president and chief executive officer, is sending the following letter to Marc Shore, chairman and chief executive officer of Shorewood Packaging Corporation (NYSE: SWD):

                                                         December 15, 1999

Mr. Marc Shore

Chairman and Chief Executive Officer

Shorewood Packaging Corporation

277 Park Avenue

New York NY 10172

Dear Marc:

As you may know, Chesapeake today announced a recommended cash tender offer to acquire Boxmore International plc, headquartered in Belfast, Northern Ireland. Boxmore's board of directors has unanimously recommended Chesapeake's offer to Boxmore's shareholders. Like Shorewood, this is a company we have been evaluating for some time. We are delighted with the enhancement of our global platform that this company offers and believe the acquisition of Boxmore enhances the strategic rationale for our acquisition of Shorewood.

At the same time, we want to reinforce our commitment to our $17.25 cash tender offer for Shorewood. We want you and your board to know that we have in place a fully committed credit facility from First Union National Bank that permits us to complete the acquisitions of both Boxmore and Shorewood on the terms of our offers. Accordingly, neither offer is subject to any financing conditions.

We reiterate our offer to meet with the Shorewood board to negotiate the terms, including price and structure, of an acquisition of Shorewood by Chesapeake. In this regard, we are ready to meet with you and your advisors at your earliest convenience.

Sincerely,

/s/ Thomas H. Johnson

Thomas H. Johnson

cc: Shorewood Board of Directors

On December 3, 1999 Chesapeake announced that it would commence a tender offer to acquire all the outstanding shares of Shorewood for $17.25 in cash per share, or approximately $500 million. Chesapeake's tender offer represents an approximate 45% premium to Shorewood's closing stock price on November 9, 1999, the day prior to Chesapeake's initial proposal to Shorewood's board of directors.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                  # # #

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

 For media relations, call:                      For investor relations, call:
      Molly Remes                                William Tolley/Joel Mostrom
      804-697-1110                               804-697-1157/804-697-1147

                       Joele Frank or Andy Brimmer

                        Abernathy MacGregor Frank

                               212-371-5999

Item 4. Source and Amount of Funds or Other Consideration

  The text set forth in Section 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by Purchaser) on a fully diluted basis pursuant to the Offer and the Proposed Merger and to pay related fees and expenses will be approximately $525 million. Purchaser intends to obtain all funds needed for the Offer and the Proposed Merger through a capital contribution or a loan from Chesapeake.

Chesapeake plans to provide the funds for such capital contribution or loan from its available cash and working capital and pursuant to the Credit Facilities described below. At September 30, 1999, Chesapeake had short-term cash and investments of approximately $36.06 million and working capital of approximately $139.5 million.

  Chesapeake has entered into a commitment letter dated November 10, 1999, and accepted and agreed to by Chesapeake on December 2, 1999, as amended and restated as of November 10, 1999, and accepted and agreed to on December 14, 1999 (the "Commitment Letter"), with First Union National Bank (the "Bank") and First Union Securities, Inc., an affiliate of the Bank ("FUS"). Pursuant to the Commitment Letter, the Bank has committed to provide to Chesapeake, or to any subsidiary of Chesapeake, fully guaranteed by Chesapeake, subject to the terms and conditions stated in the Commitment Letter and the Amended and Restated Summary of Terms and Conditions attached thereto (the "Term Sheet"),
(1) a 90-day senior secured bridge term loan facility of up to $875,000,000 (the "U.S. Tender Offer Facility"), (2) a 180-day senior secured term loan facility (including a maximum 5.25 year loan note guarantee subfacility) of up to $200,000,000 (the "U.K. Acquisition Facility") and (3) senior secured credit facilities of up to $1,125,000,000 (the "Take Out Facilities"), comprised of (i) an 18-month secured senior term loan facility of $250,000,000 (the "18-Month Facility"), (ii) a 5.25 year secured senior term loan facility of up to $400,000,000 (the "Term Loan A Facility"), (iii) a 6.5 year senior secured term loan facility of $350,000,000 (the "Term Loan B Facility," and together with the 18-Month Facility and the Term Loan A Facility, the "Term Loan Facilities"), and (iv) a five-year revolving credit facility of $125,000,000 (the "Revolving Credit Facility"). The U.S. Tender Offer Facility, the U.K. Acquisition Facility and the Take Out Facilities (collectively, the "Credit Facilities") initially will be underwritten by the Bank, and FUS will serve as the sole lead arranger and sole book runner to syndicate all or part of the Credit Facilities to financial institutions selected by FUS.

  The proceeds of the U.S. Tender Offer Facility may be used by Chesapeake to purchase the Shares pursuant to the Offer, to refinance certain debt of Chesapeake and the Company and to pay certain costs and expenses relating to the Offer and the U.S. Tender Offer Facility. The proceeds of the U.K. Acquisition Facility may be used by Chesapeake to acquire up to all of the issued and outstanding shares of Boxmore International plc pursuant to Chesapeake's recommended cash tender offer, commenced on December 15, 1999, and to pay certain costs and expenses related thereto. The proceeds of the Term Loan Facilities may be used to provide for cash payments upon consummation of the Proposed Merger with respect to Shares not tendered and purchased pursuant to the Offer, to refinance the U.S. Tender Offer Facility and the U.K. Acquisition Facility and to refinance certain indebtedness. The proceeds of the Revolving Credit Facility may be used to refinance the U.S. Tender Offer Facility and the U.K. Acquisition Facility, to finance capital expenditures and certain permitted acquisitions, to refinance certain indebtedness, to pay certain costs and expenses related to the Credit Facilities and the Offer, and for working capital and general corporate purposes. The initial borrowing under the U.S. Tender Offer Facility will be subject to the satisfaction of certain conditions, including the valid tender of not less than a majority of the outstanding Shares, the absence of any legal prohibitions to a merger between Purchaser and the Company, no material changes to the Offer without the consent of the Bank, and satisfaction of all material terms and conditions of the Offer. The initial borrowing under the Take Out Facilities will be subject to the satisfaction of certain conditions, including the consummation of the Proposed Merger.

  Under the Credit Facilities, Chesapeake will have the option of borrowing funds at variable interest rates based either on a base rate of interest or LIBOR (grossed up for statutory reserve requirements), plus, in each case, a variable applicable margin. Interest on loans based on a base rate of interest ("Base Rate Loans") will be payable at the higher of the base rate of interest charged by the Bank and the federal funds rate plus .50%. Interest on a loan based on LIBOR ("LIBOR Loans") will be payable at the rate at which eurodollar deposits in U.S. dollars are offered by the Bank in the London interbank market in the same amount and for the same duration as the LIBOR Loan to be made by the Bank. The applicable margin for Base Rate Loans will vary from 1.50% to 2.75% and for LIBOR Loans will vary from 2.50% to 3.75%. The applicable margins for the U.S. Tender Offer Facility and the U.K. Acquisition Facility are subject to increase as provided in the Term Sheet. In addition, Chesapeake will be required to pay certain commitment and agency fees in the amounts and on the dates set forth in a confidential fee letter amended and restated as of November 10, 1999, among Chesapeake, the Bank and FUS.

  Each of the material direct and indirect subsidiaries of Chesapeake will guarantee the Credit Facilities. The Credit Facilities will be secured by a security interest in all material assets of Chesapeake and its subsidiaries, including the stock of the material subsidiaries. After the 18-Month Facility has been repaid, the guaranties and the security interests may be released if Chesapeake achieves a debt to EBITDA ratio to be mutually determined by the Bank and Chesapeake, or Chesapeake achieves an investment grade rating on its senior unsecured unsupported long-term debt.

  The documents governing the Credit Facilities will contain representations, warranties, conditions to borrowing, covenants (including financial covenants comprised of an EBITDA to interest coverage ratio, a Debt to EBITDA Ratio and a limitation on capital expenditures) and events of default customary for facilities of this nature.

  The foregoing description of the terms and conditions of the Credit Facilities is qualified in its entirety by reference to the Commitment Letter and the Term Sheet, which have been filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 and are incorporated herein by reference.

  No final decisions have been made concerning the method Chesapeake will employ to repay its borrowings incurred to consummate the Offer. These decisions, when made, will be based on Chesapeake's review from time to time of the advisability of particular actions, as well as on prevailing interest rates, stock market and financial and other economic conditions. Furthermore, of course, there can be no assurance that Chesapeake will be able to utilize any one or more of the repayment options or as to the amount that will be available under any of them.

Item 10. Additional Information

  Item 10 is hereby amended and supplemented by adding thereto the following:

  (e) On December 8, 1999, the Court of Chancery of the State of Delaware scheduled a trial for January 10, 11 and 13, 2000, on certain of the issues in the matter of Chesapeake v. Shore, et al., filed in the Court of Chancery of the State of Delaware on December 3, 1999. At the trial, Chesapeake and Purchaser plan to request that the Court enter an order: (i) declaring that the Company Board breached its fiduciary duties to the Company's stockholders under Delaware law by adopting an amendment to the Company's Bylaws on November 22, 1999, that purports to require the affirmative vote of holders of two-thirds of the outstanding shares of Common Stock for the stockholders to amend, add to, alter or repeal the Company's Bylaws (the "Super Majority Bylaw"); (ii) declaring that the Super Majority Bylaw is ultra vires and void;
(iii) declaring that the Consent Solicitation complies with and will comply with Delaware law and the Company's Charter and Bylaws; and (iv) enjoining the Company, its directors, officers, employees and agents from relying on, implementing, applying or enforcing the Super Majority Bylaw.

  On December 3, 1999, Chesapeake was served with notice that an alleged shareholder of Chesapeake had filed, in the Circuit Court of the City of Richmond, Virginia, a Derivative Bill of Complaint (the "Derivative Complaint") against nine of Chesapeake's directors, as defendants, and Chesapeake, as nominal defendant. The Derivative Complaint seeks, among other things, an order (i) declaring that the Chesapeake Board had breached its fiduciary duties in rejecting the Shorewood Proposal and (ii) granting rescission of Chesapeake's Rights Agreement, dated as of March 15, 1998. The defendants have not yet filed a responsive pleading, but believe that the allegations are without merit under Virginia law.

  (f) On December 15, 1999, Chesapeake issued a press release announcing that it had commenced a recommended cash tender offer to acquire all of the outstanding shares of Boxmore International plc, a leading European packaging company, headquartered in Belfast, Northern Ireland. A copy of such press release is attached hereto as Exhibit (f)(2).

Item 11. Material to be Filed as Exhibits

  Item 11 is hereby amended and supplemented by adding thereto the following:

  (b)(2) Amended and Restated Commitment Letter, dated November 10, 1999, among Chesapeake, First Union National Bank and First Union Securities, Inc. with attached Amended and Restated Summary of Terms and Conditions, accepted and agreed to by Chesapeake on December 14, 1999.

  (f)(2) Text of Press Release, dated December 15, 1999, by Chesapeake regarding Chesapeake's recommended cash tender offer for Boxmore
International, plc.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1999

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary

                                 EXHIBIT INDEX

 Exhibit Description
 ------- -----------
  (b)(2) Amended and Restated Commitment Letter, dated November 10, 1999, among
         Chesapeake, First Union National Bank and First Union Securities, Inc.
         with attached Amended and Restated Summary of Terms and Conditions,
         accepted and agreed to by Chesapeake on December 14, 1999.

  (f)(2) Text of Press Release, dated December 15, 1999, by Chesapeake regarding Chesapeake's recommended cash tender offer for Boxmore
         International, plc.